

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

July 7, 2014

Via E-mail
Mr. Suren Ajjarapu
Chief Executive Officer
Trxade Group, Inc.
17537 Darby Lane
Lutz, FL 33558

> **Re: Trxade Group, Inc.**
> **Registration Statement on Form 10**
> **Filed June 11, 2014**
> **File No. 000-55218**

Dear Mr. Ajjarapu:

We have reviewed your filing and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within ten business days by amending your filing, by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your filing and the information you provide in response to these comments, we may have additional comments.

Business, page 4

1.   Please explain in the disclosure how the 24,160,000 pre-merger outstanding XCEL shares that were not held by Trxade Nevada, which represented 23% ownership of XCEL, were affected by the reverse merger and reverse stock split. According to the disclosure, these shares now appear to aggregate to 1% post-merger ownership. Please disclose how the 80,000,000 pre-merger outstanding XCEL shares held by Trxade Nevada resulted in 29,500,000 post-merger, post-split shares held by Trxade Nevada's shareholders, representing 99% ownership of the post-merger company. In this regard, the reverse stock split of 80,000,000 shares would appear to yield 80,000 shares, not 29,500,000 shares.

2.   For each product or service identified on page 5, please revise to clarify if you have generated revenues from the product or service. In that regard, we note your disclosure on page 6, that RxGuruTM and InventoryRx were just launched in the first quarter of

2014. Please also revise to clarify how you generate revenues from each product or service identified on page 5. In that regard, we note the disclosure on your website that there is no registration or membership fee to join Trxade.com and no fee for making purchases on Trxade.com.

3.   Please revise to provide more detail regarding your Wholesale Division. For example only, please clarify how you procure and store the pharmaceuticals and medical supplies distributed through the third party logistics company.

4.   Please revise to provide more detail regarding the type of consulting and staffing services provided by Pinnacle Tek.

Research and Development, page 8

5.   Please revise to include an estimate of the amount spent during each of the last two fiscal years on the development of Trxade.com, InventoryRx.com, Pharmabayonline and RxGuru, and if applicable, the extent to which the cost of such development activities is borne directly by customers. Refer to Item 101(h)(4)(x) of Regulation S-K.

Liquidity and Capital Resources, page 18

Cash Requirements, page 18

6.   Please briefly describe the expenses categorized as "Cost of Sales" and "General and Administrative" on page 18.

Historical Liquidity and Capital Resources, page 19

7.   Please revise to provide a detailed analysis of the components of the statements of cash flows (i.e., operating, investing, and financing activities) that explains the significant year-to-year variations in each line item for each period presented. In doing so, please describe and quantify the effect of the significant drivers that contributed to the material changes in your operating, investing and financing cash flows. Refer to Item 303 of Regulation S-K and SEC Release No. 33-8350 as it relates to liquidity and capital resources.

Results of Operations, page 19

8.   We note your disclosure that general and administrative expenses include expenses associated with shares issued for services, contributed officers' salary and warrants and options expense. However, these appear to be separate line items. Please revise accordingly.

9.   Please briefly describe the expenses associated with shares issued for services, contributed officers' salary and warrants and options, which resulted in a significant increase in operating expenses. Please also briefly describe the cause of the increase in cost of sales.

Properties, page 21

10.   We note your disclosure on page 7 that the Wholesale Division warehouses pharmaceutical products. Please provide the information required by Item 102 of Regulation S-K with respect to the company's warehousing facilities.

Security Ownership of Certain Beneficial Owners and Management, page 21

11.   The footnote disclosure for the table does not appear to relate to the corresponding footnote in the case of footnotes 4, 5 and 6. Please revise to clarify.

Directors and Officers, page 22

12.   Please describe Mr. Fell's principal occupation and employment since 2012. Similarly, please describe Mr. Pope's principal occupation and employment since June 2012. Refer to Item 401(e) of Regulation S-K.

13.   For each director, please briefly discuss the specific experience, qualifications, attributes or skills that led to the conclusion that the person should serve as a director for the registrant in light of the registrant's business and structure. Refer to Item 401(e) of Regulation S-K.

Executive Compensation, page 25

Employment Agreements, page 25

14.   Please clarify the terms of the $50,000 bonus pursuant to the employment agreements with Mr. Ajjarapu and Mr. Patel.

Compensation of Directors, page 25

15.   We note your disclosure that in December 2013, the company granted certain directors stock options and cash compensation for each board meeting. Please provide the information required by Item 402(r) of Regulation S-K for any compensation paid to the directors in fiscal year 2013.

Certain Relationships and Related Transactions, and Director Independence, page 26

16.   Please provide all the information required by Item 404 of Regulation S-K. In that regard, we note the disclosure on page 18 that "[e]quity Financings in the year ended December 31, 2013 consisted of related party capital contributions of $373,118, proceeds from issuance of preferred stock of $670,000, short term debt from related parties of $72,722 and stock issued for services of $500,000." We also note the disclosure on page 19 that Mr. Ajjarapu advanced the company $373,118, the disclosure on page F-9 regarding loans from related parties and the disclosure on page F-16 regarding loans from related parties.

17.   Please file agreements with related parties as exhibits to the registration statement.

Recent Sales of Unregistered Securities, page 28

18.   We note the disclosure on page 20 regarding $500,000 in expenses associated with shares issued for services. Please provide all the information required by Item 701 of Regulation S-K with respect to the shares issued for services or advise us why you believe such disclosure is not required.

Signatures

19.   Please revise to include the appropriate reference to Section 12 of the Exchange Act in lieu of your reference to Section 13 or 15(d) of the Exchange Act, as required by Form 10.

Consolidated Balance Sheets, page F-3

20.   We note you have recorded the subscription receivable arising from the October 2013 issuance of convertible preferred stock as current asset. Please provide us with a detailed discussion to support your accounting treatment. Please refer to the guidance in FASB ASC 505-10-45-2. In addition, please revise your consolidated statement of cash flows for the interim period ended March 31, 2014 to present the collection of such subscription receivable as cash flows under the financing activities.

Notes to Financial Statements

Note 2 – Summary of Significant Accounting Policies, page F-7

Revenue Recognition, page F-8

21.   We note from your disclosure on page 5 that you earn revenue from several different operations. Please expand your disclosure to describe your revenue recognition policy for each of your revenue streams. In addition, disclose significant terms and conditions

related to revenue, including any customer acceptance provisions and other post-delivery obligations and the related accounting policies. Please refer to the guidance in FASB ASC 605.

Income (loss) Per Share, page F-9

22.   It appears from your disclosure on page 29 that your preferred stock participates with common stock on an as-converted basis for dividends or similar distribution. Please provide us with a detailed discussion of how you have accounted for the Series A Preferred Stock in the earnings per share calculation. Please refer to the guidance in FASB ASC 260-10-45-59A through 70.

23.   Please revise to provide the required disclosure for earnings per share calculation under FASB ASC 260-10-50.

Note 4 – Reverse Merger, page F-10

24.   Please tell us when Trxade Group, Inc. was formed and how it was capitalized.

25.   We note that in November 2013 Trxade Group, Inc. purchased 80,000,000 common shares of Xcellink International, Inc. for $135,000. Please provide us with a detailed discussion of the relationship of the parties involved, the business purpose of the transaction, and the percentage of ownership Trxade Nevada held in Xcellink after the common share purchase. In addition, please tell us how you accounted for this transaction and cite the specific authoritative literature you utilized to support your accounting treatment.

26.   We note that in January 2014, Trxade Group, Inc. and Xcellink International, Inc. consummated an agreement where each share of Trxade Group, Inc. common stock and preferred stock were exchanged for Xcellink International, Inc. common stock and preferred stock on a one to one basis. Considering Trxade Group, Inc. had already purchased $80,000,000 shares of Xcellink International, Inc. in November 2013 for $135,000, please tell us the business purpose of this transaction.

27.   We note that prior to the merger with Trxade Group, Inc., Xcellink International, Inc. had 104,160,000 shares of common stock outstanding. As part of the reverse merger transaction (i) you issued 28,800,000 shares of common stock to the former shareholders of Trxade Group, Inc.; (ii) existing shareholders canceled 80,000,000 shares; and (iii) you effected a reverse stock split at the ratio of 1000:1. Please provide us with a detailed discussion of how you calculated the post-recapitalization common stock balance and how you retroactively restated your statements of changes in shareholder's equity and earnings per share.

28.   We noted from your disclosure here that a merger occurred between Trxade Group, Inc. and Trxade, Inc. in May 2013. Please provide us with a detailed discussion of the relationship of the parties involved, the terms of the transaction and the business purpose of the transaction. In addition, please tell us how you accounted for this transaction and cite the specific authoritative literature you utilized to support your accounting treatment.

29.   We noted from your disclosure here that a merger occurred between Trxade Group, Inc. and Pinnacle Tek, Inc. in May 2013. This appears to be inconsistent with the disclosure on page F-7 which states the merger occurred in July 2013. Please clarify or revise. Please provide us with a detailed discussion of the relationship of the parties involved, the terms of the transaction and the business purpose of the transaction. In addition, please tell us how you accounted for this transaction and cite the specific authoritative literature you utilized to support your accounting treatment.

30.   We note from your disclosure here that Westminster Pharmaceuticals LLC was formed in January 2013. This appears to be inconsistent with the disclosure on page F-7 which states that this entity was formed in August 2013. Please clarify when this entity was formed and how it was capitalized.

        We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

        In responding to our comments, please provide a written statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

You may contact Suying Li at (202) 551-3335 or Angela Halac at (202) 551-3398 if you have questions regarding comments on the financial statements and related matters. Please contact Tiffany Posil at (202) 551-3589 or me at (202) 551-3795 with any other questions.

Sincerely,

/s/ John Reynolds

John Reynolds
Assistant Director

cc: Via E-mail
        Lawrence Schnapp, Esq.
        TroyGould PC